UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ/MF) 02.429.144/0001- 93

Company Registry (NIRE) 35.300.186.133

NOTICE TO SHAREHOLDERS

The managements of CPFL Energia S.A. (“Company”) and their respective controlled companies, Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Jaguari de Geração de Energia (“Jaguari Geração”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) and Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), which jointly with CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, Jaguari Geração, CPFL Mococa and CPFL Serviços, are denominated “Controlled Companies”, and jointly with the Company, “Companies”, hereby inform to its shareholders and the market in general that:

1.   Right of withdrawal: the period for the exercise of withdrawal rights by the shareholders of the Companies dissenting from the resolutions of the respective Extraordinary General Meetings held on March 17, 2010, for the Controlled Companies, and on April 26, 2010, for the Company (“EGMs”), which approved the incorporation of the shares issued by the Controlled Companies into the equity of the Company (“Incorporation of Shares”), ended on May 26, 2010.

There were no dissident shareholders of the Companies.

2.    Shareholders Position: as of June 18, 2010, the shares of the Controlled Companies, the object of the Incorporation of Shares, will be included in CPFL Energia’s position.

The main terms and conditions of the Incorporation of Shares were disclosed to the market on October 28, 2009, by means of a Material Fact, and on April 27, 2010, by means of a Notice to Shareholders.

São Paulo, June 09, 20 10.

WILSON P. FERREIRA JÚNIOR

Chief Executive Officer and Chief Financial

and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 08, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.